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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 0)*


                              Tricord Systems, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    896121100
            --------------------------------------------------------
                                 (CUSIP Number)

                               Steven B. Katznelson
                     c/o Rose Glen Capital Management, L.P.
                          3 Bala Plaza East, Suite 501
                               251 St. Asaphs Road
                              Bala Cynwyd, PA 19004
            --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 21, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /x/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 896121100                  13D                 Page  2  of  8  Pages
          ---------                                           ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     RGC International Investors, LDC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
     (SEE INSTRUCTIONS)                                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  2,741,448
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  2,741,448
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,741,448
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     OO
-------------------------------------------------------------------------------

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CUSIP No. 896121100                  13D                 Page  3  of  8  Pages
          ---------                                           ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Rose Glen Capital Management, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
     (SEE INSTRUCTIONS)                                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  2,741,448
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  2,741,448
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,741,448
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
-------------------------------------------------------------------------------


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CUSIP No. 896121100                  13D                 Page  4  of  8  Pages
          ---------                                           ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     RGC General Partner Corp.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
     (SEE INSTRUCTIONS)                                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  2,741,448
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  2,741,448
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,741,448
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
-------------------------------------------------------------------------------

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CUSIP No. 896121100                  13D                 Page  5  of  8  Pages
          ---------                                           ---    ---

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Tricord Systems, Inc. (the "Issuer") that are issuable upon conversion of the Series E Preferred Stock and exercise of warrants held by RGC International Investors, LDC. The principal executive offices of the Issuer are located at 2905 Northwest Boulevard, Suite 20, Plymouth, Minnesota 55441.

Item 2. Identity and Background.

This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13D and hereafter referred to as the "Reporting Persons": RGC International Investors, LDC ("RGC"), Rose Glen Capital Management, L.P. ("Rose Glen"), and RGC General Partner Corp. ("Partner").

RGC has its principal offices and places of business at Styne House, Upper Hatch Street, Dublin, Ireland 2, c/o SEI Fund Resources International, Ltd. RGC is a Cayman Islands limited duration company.

Rose Glen and Partner each have its principal office and place of business at 3 Bala Plaza East, Suite 501, 251 St. Asaphs Road, Bala Cynwyd, Pennsylvania 19004. Rose Glen is a Delaware limited partnership and Partner is a Delaware corporation.

RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. RGC has granted to Rose Glen the sole power to manage RGC's investments.

During the last five years, none of the Reporting Persons, nor any of the executive officers and directors of the Reporting Persons has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

Items 3 and 4. Source and Amount of Funds or Other Consideration;
               Purpose of Transaction.

Pursuant to a Securities Purchase Agreement dated February 27, 2001, RGC acquired 25,000 shares of Series E Preferred Stock for an aggregate purchase price of $25,000,000. In addition, RGC received warrants to purchase up to 986,842 additional shares of Common Stock at $12.40 per share, which are exercisable at any time through August 27, 2002, and warrants to purchase up to 986,842 additional shares of Common Stock at $14.50 per share, which are exercisable at any time through February 27, 2003. The purchase price was paid in cash from the working capital of RGC. The Series E Preferred Stock and warrants were acquired solely for the purpose of investment and not with a view to acquiring control of the Issuer.

On or about January 21, 2002 and thereafter in discussions that continued through the spring, RGC communicated to the Issuer RGC's view that the Issuer had such limited prospects and assets that it would be a waste of the remaining assets to continue operations. RGC suggested that the Issuer should consider ceasing operations, liquidating and distributing its assets appropriately. As these discussions failed to



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CUSIP No. 896121100                  13D                 Page  6  of  8  Pages
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result in any evidence of the Issuer's willingness to consider this or any comparable change in its strategy, RGC filed a complaint on April 5, 2002 in the Delaware Court of Chancery against the Issuer, its board of directors and Joan Wrabetz, a former director and chief executive officer of the Issuer. A copy of the original complaint is attached as Exhibit 2 and a copy of the amended complaint is filed as Exhibit 3. RGC alleged in the complaint, among other things, that the Issuer and its board of directors were breaching their fiduciary duties by refusing to consider a plan of liquidation that would provide at least some return to the Issuer's common and preferred stockholders and further alleged that the defendants had breached certain representations made to RGC when it purchased the Series E Preferred Stock.
RGC sought damages of $25,000,000 plus interest and the appointment of a receiver to wind-up the affairs of the Issuer, and other equitable relief.

On June 14, 2002, RGC transmitted a letter to the Issuer's board of directors, through its counsel, in respect of the litigation, a copy of which is attached as Exhibit 4. In a letter transmitted on July 2, 2002, RGC sent a letter, through its counsel, extending the deadline for the Issuer's board of directors to respond to the proposal extended in the June 14 letter, a copy of which is attached as Exhibit 5.

Except for the events identified above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the following actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, RGC may dispose of or acquire additional securities of the Issuer, subject to compliance with Rule 13d-1(e)(2).

Item 5. Interest in Securities of the Issuer.

(a) RGC owns, and Rose Glen as investment manager of RGC, and Partner as general partner of Rose Glen, beneficially own, 2,741,448 shares of Common Stock of the Issuer, or 9.9% of the outstanding shares of the Issuer, based on the number of shares reported as outstanding by the Issuer on its Form 10-Q for the quarterly period ending March 31, 2002.

The total number of shares of Common Stock beneficially owned by the Reporting Persons includes shares issuable upon (i) conversion of 25,000 shares of Series E Preferred Stock; (ii) exercise of the Series E-1 Common Stock Purchase Warrants to purchase up to 986,842 shares of Common Stock; and (iii) exercise of the Series E-2 Common Stock Purchase Warrants to purchase up to 986,842 shares of Common Stock. The terms of the Series E Preferred Stock and the Warrants (collectively, the "Securities") provide that the Securities are convertible or exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon the conversion or exercise of the Securities, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised Securities), would not exceed 9.9% of the Common Stock then issued and outstanding. Accordingly, the Reporting Persons' ability to fully convert or exercise the Securities may be limited by the terms of the Securities.

(b)      Sole power to vote or direct the vote: 0 shares
         Shared power to vote or direct the vote: 2,741,448 shares
         Sole power to dispose or to direct the disposition: 0 shares Shared power to dispose or to direct the disposition: 2,741,448

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CUSIP No. 896121100                  13D                 Page  7  of  8  Pages
          ---------                                           ---    ---



(c) None of the Reporting Persons has effected any transaction in the Issuer's capital stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of any shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The terms of the Series E Preferred Stock and other rights extended to RGC are set forth in the Securities Purchase Agreement, Certificate of Designations, Preferences and Rights of the Series E Preferred Stock, Registration Rights Agreement and warrants. Each of these documents was filed by the Issuer on Form 8-K on February 28, 2001 and is incorporated herein by reference in Exhibits 6-10.

Item 7. Material to be Filed as Exhibits.

Exhibit 1                  Joint Filing Agreement
Exhibit 2                  Complaint
Exhibit 3                  Amended Complaint
Exhibit 4                  June 14, 2002 letter
Exhibit 5                  July 2, 2002 letter
Exhibit 6                  Registration Rights Agreement*
Exhibit 7 Certificate of Designation, Rights and Preferences of Series E Convertible Preferred Stock*
Exhibit 8                  Securities Purchase Agreement*
Exhibit 9                  Series E-1 Stock Purchase Warrant*
Exhibit 10                 Series E-2 Stock Purchase Warrant*


* Previously filed by the Issuer on Form 8-K on February 28, 2001.

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CUSIP No. 896121100                  13D                 Page  8  of  8  Pages
          ---------                                           ---    ---




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2002


                                  RGC INTERNATIONAL INVESTORS, LDC

                                  By: Rose Glen Capital Management, L.P.

                                        By: RGC General Partner Corp.


                                        By: /s/ STEVEN B. KATZNELSON
                                            ------------------------
                                            Name:  Steven B. Katznelson
                                            Title:  Managing Director



                                  ROSE GLEN CAPITAL MANAGEMENT, L.P.

                                  By:  RGC General Partner Corp.


                                  By:  /s/ STEVEN B. KATZNELSON
                                       ------------------------
                                       Name: Steven B. Katznelson
                                       Title: Managing Director


                                  RGC GENERAL PARTNER CORP.

                                  By:   /s/ STEVEN B. KATZNELSON
                                        ------------------------
                                        Name: Steven B. Katznelson
                                        Title: Managing Director